Filed Pursuant to Rules 424(b)(3) and 424(c)
Registration Number: 333-132450
PROSPECTUS SUPPLEMENT
(to prospectus dated April 3, 2006)
3,371,128 Shares
of
Common Stock
     This prospectus supplement relates to 2,746,128 shares of our Common Stock, $0.001 par value per share (the “Common Stock”), and 625,000 shares of our Common Stock issuable upon exercise of Common Stock Purchase Warrants (the “Warrants”) issued to the persons named under “Selling Stockholders” as part of the purchase price we paid in connection with the acquisition from Shelby Resources LLC, and a group of 14 working interest owners, of certain oil and gas properties in Barber, Barton, Ellis, Graham, Rooks, Rush and Stafford Counties, Kansas, and, from Shelby Resources LLC, of a 60% interest in certain other lands. We closed this acquisition on April 2, 2008.
     This prospectus supplement and the related prospectus may be used to resell our shares only by the individuals named under “Selling Stockholders” and their permitted transferees. Following the issuance of an aggregate of 3,371,128 shares of our Common Stock, including the shares issuable upon exercise of the Warrants, in connection with the acquisition transaction, these individuals in the aggregate will own approximately 16% of our total outstanding shares as of the date of this prospectus supplement. We have not authorized any other person to use this prospectus supplement or the related prospectus in connection with the resales of shares without our prior written consent.
     Our Common Stock is listed on the American Stock Exchange under the symbol “TEC.” We have listed the shares offered by this prospectus supplement on the American Stock Exchange. The closing sale price of our Common Stock as reported on the American Stock Exchange on April 2, 2008 was $4.68 per share.
     Investing in our Common Stock involves a high degree of risk. See “Risk Factors,” beginning on page 6 of the related prospectus, and those risk factors contained in our incorporated documents, to read about factors you should consider before buying shares of our Common Stock.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus supplement is April 4, 2008

SELLING STOCKHOLDERS
     The Selling Stockholders listed in this prospectus supplement, and any transferees or successors-in-interest to those persons, may from time to time offer and sell, pursuant to this prospectus supplement, some or all of the shares of Common Stock covered by this prospectus supplement. We will not receive any cash proceeds from the sale of securities under this prospectus supplement.
     Resales by Selling Stockholders may be made directly to investors or through a securities firm acting as an underwriter, broker, or dealer. When resales are to be made through a securities firm, such securities firm may be engaged to act as the selling shareholder’s agent in the sale of the shares by such selling shareholder, or the securities firm may purchase shares from such selling shareholder as principal and thereafter resell such shares from time to time. The fees earned by or paid to such securities firm may be the normal stock exchange commissions or negotiated commissions or underwriting discounts to the extent permissible. In addition, such securities firm may effect resales through other securities dealers, and customary commissions or concessions to such other dealers may be allowed. Sales of securities may be at negotiated prices, at fixed prices, at market prices or at prices related to market prices then prevailing. Any such sales may be made on the American Stock Exchange or any other securities exchange that trades our Common Stock either by block trade, in special or other offerings, directly to investors or through a securities firm acting as agent or principal, or a combination of such methods. Any participating securities firm may be indemnified against certain liabilities, including liabilities under the Securities Act, by the Selling Stockholders. Any participating securities firm may be deemed to be an underwriter within the meaning of the Securities Act, and any commissions earned by such firm may be deemed to be underwriting discounts or commissions under the Securities Act.
     Instead of selling Common Stock under this prospectus, the Selling Stockholders may sell Common Stock in compliance with the provisions of Rule 144 under the Securities Act, if available. In addition, the Selling Stockholders may from time to time pledge or grant a security interest in some or all of the shares of Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of Common Stock from time to time under this prospectus supplement, or under an amendment to this prospectus under Rule 424(c) or other applicable provision of the Securities Act amending the list of Selling Stockholders to include the pledgee, transferee or other successors in interest as Selling Stockholders under this prospectus supplement.
     Selling Stockholders may also offer shares of Common Stock issued in past and future acquisitions by means of prospectuses under other available registration statements or pursuant to exemptions from the registration requirements of the Securities Act.
     None of the Selling Stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus supplement from time to time to update the disclosure set forth in it.
     Each Selling Stockholder has agreed to sell no shares of Common Stock between April 2, 2008 and October 2, 2008. Thereafter, between October 3, 2008, and July 2, 2009, each Selling Stockholder has agreed to limit sales to no more than 15% of all shares of Common Stock held by such Selling Stockholder, including shares issuable upon the exercise of the Warrants during any calendar month, subject to certain exceptions for privately negotiated sales transactions approved by us.
     The following table sets forth, for the Selling Stockholders to the extent known by us, the amount of our Common Stock beneficially owned, the number of shares of Common Stock offered hereby and the number of shares and percentage of outstanding Common Stock to be owned after completion of this offering. The number of shares owned and the percentage ownership figures presented in this table assumes that all Warrants are fully exercised.
     All information contained in the table below is based upon information provided to us by the Selling Stockholders, and we have not independently verified this information.

     The percentages of shares beneficially owned are based on 21,355,314 shares of our Common Stock issued and outstanding as of April 3, 2008, which includes the shares issuable upon exercise of the Warrants. As of April 3, 2008, there were 20,730,314 shares of our Common Stock issued and outstanding excluding the shares issuable upon exercise of the Warrants.

			Number of Shares to	Percentage of Shares
	Number of Shares	Number of Shares	be Beneficially	to be Beneficially
Name of Selling	Beneficially Owned	Being Offered	Owned After the	Owned After the
Stockholder	Prior to the Offering(1)	Hereby(1)	Offering	Offering

James A. Waechter III(2)	366,423	366,423	0	—
C. Roxanne Waechter(3)	366,423	366,423	0	—
Jay W. Decker(4)	902,299	902,299	0	—
Jonathan Linker(5)	902,299	902,299	0	—
Chris Gottschalk(6)	112,134	112,134	0	—
Brian Karlin(7)	95,375	95,375	0	—
George Mallon III(8)	11,906	11,906	0	—
Maple Properties, LLC(9)	115,241	115,241	0	—
Caddis Resources(10)	116,105	116,105	0	—
J.E. Bragg, Jr. and Pamela J. Bragg(11)	51,564	51,564	0	—
Max-Henry Operating, LLC(12)	189,571	189,571	0	—
Steve E. McClain and Nancy L.	60,249	60,249	0	—
McClain(13) Sharon L. Klipping(14)	81,539	81,539	0	—
TOTAL:	3,371,128	3,371,128	0	—

(1)	Includes Common Stock underlying Warrants.

(2)	The address for Mr. Waechter is 1103 Town Center Dr., Ft. Collins, CO 80524.

(3)	The address for Mrs. Waechter is 1103 Town Center Dr., Ft. Collins, CO 80524.

(4)	The address for Mr. Decker is 7640 S. Polo Ridge Dr., Littleton, CO 80123.

(5)	The address for Mr. Linker is 6223 Woods Bridge Way, Houston, TX 77007-7042.

(6)	The address for Mr. Gottschalk is 2308 Plum St, Hays, KS 67601.

(7)	The address for Mr. Karlin is 1401 West 42nd Street, Hays, KS 67601.

(8)	The address for Mr. Mallon is 8702 E. 34th Ave, Denver, CO 80238.

(9)	The address for Maple Properties is 15216 W. Maple Ave., Golden, CO 80401. We have been advised that Gary Krieger has dispositive and voting authority over the shares.

(10)	The address for Caddis Resources is 3964 Crystal Bridge Dr., Carbondale, CO 81623. We have been advised that Douglas G. Liller has dispositive and voting authority over the shares.

(11)	The address for Mr. & Mrs. Bragg is 718 Welton Street, Pratt, KS 67124.

(12)	The address for Max-Henry Operating is 133 N. Glendale, Wichita, KS 67208. We have been advised that Kris D. Kennedy has dispositive and voting authority over the shares.

(13)	The address for Mr. & Mrs. McClain is 391 SW 10th, Pratt, KS 67124.

(14)	The address for Ms. Klipping is 230 Pawnee Dr., Boulder, CO 80303.